SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 3, 2019

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VIA EDGAR

Folake Ayoola, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HUYA Inc. (CIK: 0001728190)
Registration Statement on Form F-1

Dear Ms. Ayoola,

On behalf of our client, HUYA Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby filing a registration statement on Form F-1 (the “Registration Statement”) relating to a proposed public follow-on offering (the “Proposed Offering”) in the United States of the Company’s ordinary shares, par value US$0.0001 per share, represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”). The Company previously submitted a draft registration statement on Form F-1 relating to the Proposed Offering to the Commission and received a no-review letter from the staff of the Commission (the “Staff”). A registration statement on Form F-6 relating to the ADSs was previously filed with the Commission and declared effective on May 10, 2018.

The Company’s registration statement under the Securities Act of 1933, as amended, in connection with its initial public offering of ADSs became effective on May 10, 2018. Since the commencement of trading of the Company’s ADSs on the New York Stock Exchange on May 11, 2018, the Company has not experienced material adverse changes in its business, liquidity or financial condition.

Registration Statement

U.S. Securities and Exchange Commission

April 3, 2019

The Company plans to file an amendment to the Registration Statement containing the estimated offering size and launch roadshow for the Proposed Offering on or around April 8, 2019 and would appreciate the Staff’s prompt feedback.

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Registration Statement

U.S. Securities and Exchange Commission

April 3, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Alex Chan, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Rongjie Dong, Chief Executive Officer and Director, HUYA Inc.

Dachuan Sha, Chief Financial Officer, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP